September 21, 2021
VIA EDGAR
Mr. Ryan Sutcliffe
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Kelly Strategic ETF Trust (the “Trust”)
Registration Statement on Form N-1A
File No. 333-258490

Dear Mr. Sutcliffe:
This letter sets forth responses to certain comments received in writing pertaining to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”) submitted by the Trust on August 5, 2021 for the purpose of registering shares of the Strategic E-Commerce & Logistics Sector ETF, Strategic Fintech & Digital Payments Sector ETF, Strategic Internet of Things Technology ETF, Strategic Hotel & Lodging Sector ETF, Strategic Residential & Apartment Real Estate ETF, Strategic Technology & E-Commerce Real Estate ETF, and Strategic CRISPR & Gene Editing Technology ETF (each a “Fund” and, collectively, the “Funds”), each a new series of the Trust. Unless otherwise noted, capitalized terms have the same meanings as used in the Registration Statement.
We are writing in response to a limited number of the comments provided at this time. We will file a subsequent letter responding to the remainder of your comments on the Registration Statement.
Set forth below are the applicable comments to which we are responding at this time, as well as the Registrant’s response thereto. Marked pages of the Registrant Statement are attached to reflect revisions made in response to the below comments. Analogous changes will be made to the prospectuses for the remaining Funds.
4.     Comment:
Please provide full index methodologies for all funds.
Response: A copy of the methodology for each Fund’s underlying index has been provided in separate email correspondence.
11.     Comment
Please define “significant capital expenditures” in the description for each index.
Response: The description of each index has been revised to replace “significant capital expenditures” with “a majority of the company’s capital expenditures.” The

Mr. Ryan Sutcliffe

September 21, 2021
Registrant notes that “capital expenditures” are disclosed in a company’s Statement of Cash Flows in its financial statements, with corresponding descriptions in the Notes on the purposes of the capital expenditures. The index provider would reference publicly available filings to identify companies that spend a majority of their capital expenditures on the types of businesses identified in each Fund’s prospectus.
12.     Comment:
With regard to “significant capital expenditures” and including a company that has “publicly presented itself as a company whose primary business activities are in one or more of the activities described above,” Rule 35d-1(a)(2) requires an 80% policy with respect to investments in the particular industry or industries suggested by a fund’s name. Please explain why these two selection categories are reasonable to define the securities that comprise an industry. In addition, please clarify whether publicly presenting a primary business activity means based on issuer’s primary SIC or other industry codes or classifications.
Response: Please see the above revision to the “significant capital expenditures” test for eligible for inclusion in an Index. The Staff has made clear that qualifying companies for purposes of an 80% “Names Rule” investment policy include those that will expose the company’s assets to the economic fortunes and risks of the industry indicated by the Fund’s name and, as noted in Footnote 43 to the adopting release of Rule 35d-1 (the “Adopting Release”), “an investment company may use any reasonable definition of the terms used in its name.” A company’s capital expenditures are amounts used by the company to acquire, upgrade, and maintain physical assets such as property, plants, buildings, technology, or equipment. The Trust believes that it is clear that the fortunes of a company that dedicates a majority of such expenditures to a particular industry will be inextricably linked to the economic fortunes and risks of that industry. With the revisions described above in the response Comment 11, the Trust believes investments in companies that dedicate the majority of their capital expenditures to the activities described in each Fund’s prospectus will expose a Fund’s assets to the economic fortunes and risks of the relevant industry.

Each Index methodology has been revised to remove the ability to include a company solely on the basis that it has ““publicly presented itself as a company whose primary business activities are in one or more of the activities described above.”

Any questions or comments with respect to this filing may be directed to the undersigned at (202) 775-1232.
Sincerely,

/s/ Eric Simanek